

06005955

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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*AB 3/23/06*

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 29716 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/05____ AND ENDING____12/31/05____
                                                          MM/DD/YY                                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

  Cheevers & Company, *INC.*

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

  440 S. LaSalle Street - CHX Trading Floor
                                    (No. and Street)

  Chicago,                         Illinois                         60605
        (City)                               (State)                      (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Kathleen T. Cheevers____                    (312) 663-2794
                                                                    (Area Code -- Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Dooley, Bradford R., CPA____
                              (Name – if individual, state last, first, middle name)

  220 S. State Street,          Chicago,          Illinois          60604
      (Address)                          (City)                    (State)              (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, _____Kathleen T. Cheevers_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Cheevers & Company_____, as of _____December 31_____, 20_05__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

Sworn and subscribed to me on the
23rd day of February, 2006.

_____
Signature

_____President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHEEVERS & COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2005

(FILED PURSUANT TO RULE 17a-5(d)

UNDER THE SECURITIES EXCHANGE ACT

OF 1934)

## BRADFORD R. DOOLEY & ASSOCIATES
*Accountants and Auditors*
### 220 SOUTH STATE STREET - SUITE 1910
### CHICAGO, ILLINOIS 60604

*Member*
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Cheevers & Company
Chicago, Illinois 60605

I have audited the accompanying statement of financial condition of Cheevers & Company as of December 31, 2005, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cheevers & Company as of December 31, 2005, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

Chicago, Illinois
February 23, 2006

# CHEEVERS & COMPANY
## STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2005

## ASSETS

| | |
|---|---:|
| Cash | $ 1,505,354 |
| Receivables from broker/dealers | 762,338 |
| Securities owned, at market value | 601,330 |
| Deposits with brokers | 79,304 |
| Investment in CHX Holdings, Inc. | 36,000 |
| Other assets | 6,412 |
| Total assets | $ 2,990,738 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

**Liabilities**

| | |
|---|---:|
| Accounts payable and accrued expenses | $ 355,173 |

**Stockholder's Equity**

| | | |
|---|---:|---:|
| Common stock, no par value; authorized 10,000 shares; issued and outstanding 5,000 shares | $ 5,000 | |
| Additional paid in capital | 240,211 | |
| Retained earnings | 2,390,354 | |
| Total stockholder's equity | | 2,635,565 |
| Total liabilities and stockholder's equity | | $ 2,990,738 |

The accompanying notes to the financial statements are an integral part of this statement.

## CHEEVERS & COMPANY
## STATEMENT OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2005

**Revenue**

| | | |
|---|---|---|
| Floor brokerage | $ 5,612,179 | |
| Net trading | (6,964) | |
| Interest and dividends | 30,723 | |
| Other | 70.529 | |
| Total revenue | | $ 5,706,467 |

**Expenses**

| | | |
|---|---|---|
| Compensation and related expenses | 2,191,015 | |
| Clearing and execution charges | 225,937 | |
| Communications | 4,734 | |
| Other operating expenses | 450.625 | |
| Total expenses | | 2,872.311 |
| Net income | | $ 2,834,156 |

The accompanying notes to the financial statements are an integral part of this statement.

# CHEEVERS & COMPANY
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
### FOR THE YEAR ENDED DECEMBER 31, 2005

|  | Common Stock | Additional Paid In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance, January 1, 2005 | $ 5,000 | $ 240,211 | $ 2,083,492 | $ 2,328,703 |
| Net income |  |  | 2,834,156 | 2,834,156 |
| Dividends paid |  |  | (2,527,294) | (2,527,294) |
| Balance, December 31, 2005 | $ 5,000 | $ 240,211 | $ 2,390,354 | $ 2,635,565 |

The accompanying notes to the financial statements are an integral part of this statement.

# CHEEVERS & COMPANY
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2005

**Cash Flows From (Used) In Operating Activities:**

| | | |
|---|---|---|
| Net income | $2,834,156 | |
| Changes in assets and liabilities: | | |
| Receivables from broker/dealers | (126,458) | |
| Deposits with brokers | 2,319 | |
| Other assets | (3,301) | |
| Accounts payable and accrued expenses | 6,502 | |
| Net cash from (used) in operating Activities | | $    2,713,218 |

**Cash Flows From (To) Investing Activities:**

| | | |
|---|---|---|
| Increase in securities owned | (195,733) | |
| Net cash from (to) investing activities | | (195,733) |

**Cash Flows From (To) Financing Activities:**

| | | |
|---|---|---|
| Payment of shareholder's dividends | (2,527,294) | |
| Net cash from (to) financing activities | | (2,527,294) |
| Net increase (decrease) in cash | | (9,809) |
| Cash at beginning of year | | 1,515,163 |
| Cash at end of year | | $    1,505,354 |

**Supplemental Information:**
The following cash amounts were paid
during the year ended December 31, 2005 for

| | |
|---|---|
| Income taxes | $   -0- |
| Interest expense | $   376 |

The accompanying notes to the financial statements are an integral part of this statement.

(1)     **Summary of Significant Accounting Policies**

The Company was incorporated under the laws of the State of Illinois on December 27, 1993. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business is providing floor execution on the Chicago Stock Exchange. Operations commenced during June, 1994.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Brokerage income is earned and recorded on the settlement date of the transaction.

Securities owned are valued at quoted market prices consistent with industry practice.

Property and equipment are stated at cost and depreciated using the straight line and accelerated method over the estimated useful lives of the assets.

For purposes of the statement of cash flows, the Company considers all cash on hand, amounts due from banks and short-term investments to be cash equivalents.

(2)     **Net Capital Requirements**

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2005, the Company had net capital and net capital requirements of $2,253,503 and $100,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

(3)     **S Corporation Election**

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's sole stockholder.

(4)     **Securities Owned**

Marketable securities owned consists of trading and investment securities at quoted market values, as illustrated below:

|  | Owned |
|---|---|
| Corporate domestic common stocks- | |
| at market | $        227 |
| Money Market Investment | 43,312 |
| Municipal bonds | 359,710 |
| United States Treasury Note | 198,081 |
| Total | $    601,330 |

(5)     **Retirement Plan**

The Company has a profit sharing plan (defined contribution) retirement plan covering all employees with one year of service. The amount of contributions to the plan is determined annually by the Board of Directors, and may vary from zero to fifteen percent of covered compensation.

Contributions to the plan were $196,016 for the year ended December 31, 2005. This amount is reflected in accrued expenses at December 31, 2005.

**SUPPLEMENTARY SCHEDULES**

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART II

| BROKER OR DEALER | Cheevers & Company | as of 12/31/05 |
|---|---|---|

### COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Conditon - Item 1800 ......................................................... $ 2,635,565 [3480]
2. Deduct Ownership equity not allowable for Net Capital ............................................................................... ( ) [3490]
3. Total ownership equity qualified for Net Capital ......................................................................................... 2,635,565 [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital ............... [3520]
   B. Other (deductions) or allowable credits (List) ...................................................................................... ▼33 [3525]
5. Total capital and allowable subordinated liabilities ..................................................................................... $ 2,635,565 [3530]
6. Deductions and/or charges:
   A. Total nonallowable assets from
      Statement of Financial Condition (Notes B and C) ....................................... $ 359,223 [3540]
      1. Additional charges for customers' and
         non-customers' security accounts .............................................................. $ [3550]
      2. Additional charges for customers' and
         non-customers' commodity accounts ......................................................... [3560]
   B. Aged fail-to-deliver ................................................................................................ [3570]
      1. Number of items ............................................ ▼29 [3450]
   C. Aged short security differences-less
      reserve of ....................................................... $ [3460] ▼30 [3580]
      number of items ............................................. [3470]
   D. Secured demand note deficiency ........................................................................ [3590]
   E. Commodity futures contracts and spot commodities
      - proproetary capital charges ............................................................................ [3600]
   F. Other deductions and/or charges ....................................................................... [3610]
   G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ................... [3615]
   H. Total deductions and/or charges ........................................................................ ( 359,223 ) [3620]
7. Other additions and/or allowable credits (List) ......................................................................................... [3630]
8. Net capital before haircuts on securities positions .................................................................................... $ 2,276,342 [3640]
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities committments ...................................................................... $ [3660]
   B. Subordinated securities borrowings ...................................................................... [3670]
   C. Trading and investment securities:
      1. Bankers' acceptances, certificates of deposit and commercial paper .......................... ▼31 [3680]
      2. U.S. and Canadian government obligations ......................................................... [3690]
      3. State and municipal government obligations ....................................................... [3700]
      4. Corporate obligations ................................................................................... [3710]
      5. Stocks and warrants .................................................................................... [3720]
      6. Options ..................................................................................................... [3730]
      7. Arbitrage .................................................................................................. [3732]
      8. Other securities ......................................................... ▼32 22,839 [3734]
   D. Undue Concentration .......................................................................................... [3650]
   E. Other (List) ..................................................................................................... [3736] ( 22,839 ) [3740]

10. Net Capital ........................................................................................................................................... $ 2,253,503 [3750]

OMIT PENNIES

There are no material modifications between the above
audited net capital computation and the Company's
unaudited filing.

| BROKER OR DEALER | Cheevers & Company | as of 12/31/05 |
|---|---|---|

## COMPUTATION OF NET CAPITAL REQUIREMENT

### Part A

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6⅔% of line 19) | $ | 23,678 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 100,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 100,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 2,153,503 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) ...22 | $ | 2,217,986 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | |
|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | $ | 355,173 | 3790 |
| 17. Add: | | | | |
| A. Drafts for immediate credit 21 $ | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited $ | 3810 | | | |
| C. Other unrecorded amounts (List) $ | 3820 | $ | | 3830 |
| 18. Total aggregate indebtedness | | $ | 355,173 | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) | | % | 16 | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | % | | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

### Part B

| | | | |
|---|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23 | $ | | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) | $ | | 3760 |
| 24. Excess capital (line 10 less 23) | $ | | 3910 |
| 25. Net capital in excess of the greater of: | | | |
| A. 5% of combined aggregate debit items or $120,000 | $ | | 3920 |

There are no material modifications between the above audited computations and the Company's unaudited filing.

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Auditor's Report.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | Cheevers & Company | as of __12/31/05__ |
|---|---|---|

### EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ................................................................................. _____ | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ...................................... _____ | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 _____ | 4335 | __k(2)(ii)__ | 4570 |

D. (k)(3) — Exempted by order of the Commission (include copy of letter)........................................ _____ | 4580 |

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| Type of Proposed Withdrawal or Accrual (See below for code ) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|
| 31 _____ \| 4600 \| | \| 4601 \| | \| 4602 \| | \| 4603 \| | \| 4604 \| | \| 4605 \| |
| 32 _____ \| 4610 \| | \| 4611 \| | \| 4612 \| | \| 4613 \| | \| 4614 \| | \| 4615 \| |
| 33 _____ \| 4620 \| | \| 4621 \| | \| 4622 \| | \| 4623 \| | \| 4624 \| | \| 4625 \| |
| 34 _____ \| 4630 \| | \| 4631 \| | \| 4632 \| | \| 4633 \| | \| 4634 \| | \| 4635 \| |
| 35 _____ \| 4640 \| | \| 4641 \| | \| 4642 \| | \| 4643 \| | \| 4644 \| | \| 4645 \| |

Total $ 36 _____ | 4699 |

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

**WITHDRAWAL CODE:**

| | DESCRIPTIONS |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |

See Auditor's Report.

*Member*
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX

(312) 939-8739

Board of Directors
Cheevers & Company

In planning and performing my audit of the financial statements of Cheevers & Company for the year ended December 31, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Cheevers & Company that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). The Company is not subject to the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 because it conducts a business with only those who are members of an Exchange. I did not review the practices and procedures followed by the Company (i) in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System; and (ii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry accounts for customers or perform custodial functions relating to customer securities and has no procedures relating thereto.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, my study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in my audit of the financial statements of Cheevers & Company for the year ended December 31, 2005, and this report does not affect my report thereon dated February 23, 2006.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Certified Public Accountant

Chicago, Illinois
February 23, 2006